Terms of the Notes
The Digital Return Plus Notes Linked to the Least Performing of the S&P 500® Index, the SPDR® S&P Regional Banking ETF and the VanEck® Junior Gold Miners ETF, (the “Notes”) provide you the greater of a) 1-to-1 upside exposure to increases in the value of the Least Performing Underlying and b) a Digital Payment of $1,360.00 per $1,000.00 in principal amount of Notes, if the Ending Value of each Underlying is greater than or equal to its Starting Value. If the Ending Value of the Least Performing Underlying is less than its Starting Value but greater than or equal to its Threshold Value, you will receive the principal amount of your Notes at maturity. However, if the Ending Value of any Underlying is less than its Threshold Value, there is full exposure to declines in the Least Performing Underlying, and you will lose a significant portion or all of your investment in the Notes.
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years
Underlying:	The S&P 500® Index (Bloomberg symbol: “SPX”), a price return index, the SPDR® S&P Regional Banking ETF (Bloomberg symbol: “KRE”) and the VanEck® Junior Gold Miners ETF (Bloomberg symbol: “GDXJ”)
Pricing and Issue Dates*:	December 27, 2024 and January 2, 2025, respectively.
Redemption Barrier:	For each Underlying, 60% of its Starting Value.
Threshold Value:	For each Underlying, 50% of its Starting Value.
Digital Payment*:	$1,360.00 per $1,000.00 in principal amount of Notes, which represents a return of 36.00% over the principal amount.
Initial Estimated Value Range:	$920-$970 per $1,000 in principal amount of Notes.
Underwriting Discount*:	$10.00 (1.00% of the public offering price) per $1,000 in principal amount of Notes.
CUSIP:	09711F2A4
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000191870424001973/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.
Redemption Amount Determination
(assuming the Notes have not been automatically called)

Hypothetical Returns at Maturity
Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes
60.00%	$1,600.00	60.00%
50.00%	$1,500.00	50.00%
40.00%	$1,400.00	40.00%
30.00%	$1,360.00(2)	36.00%
20.00%	$1,360.00	36.00%
10.00%	$1,360.00	36.00%
2.00%	$1,360.00	36.00%
0.00%	$1,360.00	36.00%
-10.00%	$1,360.00	36.00%
-20.00%	$1,360.00	36.00%
-30.00%	$1,360.00	36.00%
-40.00%(3)	$1,360.00	36.00%
-40.01%	$1,000.00	0.00%
-50.00%(4)	$1,000.00	0.00%
-50.01%	$499.90	-50.01%
-100.00%	$0.00	-100.00%
(1)
The “Return on the Notes” is calculated based on the Redemption Amount.
(2)
This amount represents the Digital Payment.
(3)
This is the Underlying Return which corresponds to the Redemption Barrier of the Least Performing Underlying.
(4)
This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

Risk Factors
●	Your investment may result in a loss; there is no guaranteed return of principal.
●	The Notes do not bear interest.
●	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
●	The Redemption Amount will not reflect changes in the value of the Underlyings other than on the Valuation Date.
●
Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your investment in the Notes even if the Ending Value of one Underlying is greater than or equal to its Threshold Value.

●
Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes.

●	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
●	The public offering price you pay for the Notes will exceed their initial estimated value.
●
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time.

●	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
●
Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value.

●	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
●	The Notes are subject to risks associated with the banking industry.
●	The stocks held by the KRE are concentrated in one sector.
●	The stocks held by the GDXJ are concentrated in one sector.
●	An investment in the Notes is subject to risks associated with investing in stocks in the gold and silver mining industries.
●	The Notes are subject to foreign currency exchange rate risk.
●	An investment in the Notes is subject to risks associated with foreign securities markets, including emerging markets.
●
The performance of the KRE or the GDXJ may not correlate with the performance of its respective underlying index as well as its respective net asset value per share or unit, especially during periods of market volatility.

●	The anti-dilution adjustments will be limited.
●	The publisher of an Underlying may adjust that Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.
●	The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes.
You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.
This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact together with the Preliminary Pricing
Supplement dated December 19, 2024, Product Supplement EQUITY-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary
Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.